Exhibit (e)

TCG STRATEGIC INCOME FUND

AUTOMATIC DIVIDEND REINVESTMENT PLAN

1. Dividend Reinvestment Plan. Pursuant to this Automatic Dividend Reinvestment Plan (the “Plan”) of TCG Strategic Income Fund (the “Fund”), unless a shareholder of the Fund (a “Shareholder”) otherwise elects in writing, all dividends and distributions on Fund shares (“Shares”) held by the Shareholder will be automatically reinvested by UMB Fund Services, Inc. (the “Administrator”), as agent for Shareholders in administering the Plan, in additional Shares of the Fund. Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by indicating that choice on the subscription agreement or by contacting the Administrator.

Shareholders automatically participate in the Plan, unless and until an election is made to withdraw from the Plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to TCG Strategic Income Fund, c/o UMB Fund Services, 235 W. Galena Street, Milwaukee, Wisconsin 53212-3948. Shareholders who elect not to participate in the Plan will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the Administrator at least 15 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the Plan. Under the Plan, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares.

When the Fund declares a distribution, the Administrator, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share.

The Administrator will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Administrator will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the Plan. The Administrator will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the Plan, the Administrator will administer the Plan on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the Plan.

Neither the Administrator nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

There is no direct service charge to participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.

All correspondence concerning the Plan should be directed to TCG Strategic Income Fund, c/o UMB Fund Services, 235 W. Galena Street, Milwaukee, Wisconsin 53212-3948. Certain transactions can be performed by calling the toll free number 1-888-942-6220.

2. Taxation. The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions.

3. Voting Rights. Each Shareholder shall be permitted to vote those Shares purchased or received pursuant to the Plan.

4. Amendments. The Plan may be amended or terminated by the Fund. Notice will be sent to Plan participants of any amendments as soon as practicable after such action by the Fund.

5. Applicable Law. These terms and conditions shall be governed by the laws of the State of Delaware without regard to its conflicts of laws provisions.

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